Mail Stop 4561
								November 8, 2005

Mr. Mark K. Levenick
Interim Chief Executive Officer
Tidel Technologies Inc.
2900 Wilcrest Drive, Suite 205
Houston, TX 77042

	Re:    	Tidel Technologies, Inc.
		Preliminary Proxy Statement on Schedule 14A
		Filed on October 28, 2005

		Form 10-K for the years ended 2004 and 2003
		Forms 10-Q for the periods ended December 31, 2004,
		March 31 and June 30, 2005

Dear Mr. Levenick:

      We have limited our review of your filings to the matters identified below and have the following comments. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Regarding the debt with Laurus Master Fund, please state the amount owed on the debt as of the most recent practicable date. We note that, according to your most recent quarterly report, as of June
30, 2005 you had approximately $8,932,988 face value of outstanding debt. Where you refer to the use of proceeds to repay the outstanding indebtedness to Laurus Master Fund throughout the document, please clarify whether this payment will extinguish the total debt owed to Laurus. It appears from your disclosure on page
24 that sales from Tidel`s equity interests or non-ATM business assets through 2009 may also be used to repay any existing indebtedness to Laurus.
2. Please also disclose the interest rate and maturity of the indebtedness to Laurus.

Summary Term Sheet, page 5
3. Please revise to relocate the information about the parties, which may follow but should not lead the summary term sheet. Note that the summary section should not be used to recite all of the information contained in the disclosure document. In this regard we note the same disclosure about the parties is provided on page 15. The summary is intended to provide shareholders with a bulleted list of the most material terms of the transaction, which typically would include such things as the terms of the transaction, reasons for the transaction, what shareholders will receive and the use of proceeds. See instructions to Item 1001 of Regulation M-A.
Special Factors, page 6

	Reasons for the Sale of the ATM business, page 6
4. Please revise the discussion in the summary section to highlight the primary reasons for the sale of the ATM business. As the bulleted items in this section should be brief and concise, it would appear that your discussion of the fairness opinion and matters unrelated to the reasons for the sale should be discussed elsewhere.

Principal Risks and Disadvantes of the Transaction, page 7
5. You state that you intend to sell the cash security business after the sale to the ATM business so that you would have no remaining operations. Yet you state on page 6 that the sale of the ATM business is critical to your future operations. Please expand the disclosure to explain what your reference to "future operations" entails.

Proceeds of the Sale of the ATM business, page 7
6. Please discuss here or in an appropriate section of the document what impact an unfavorable vote on the asset sale would have on the company with respect to the Laurus debt facility.
Stockholder Approval of the Sale of the ATM business, page 8
7. To the extent known, please state here what percentage of the vote the company expects will be voted in favor of the asset sale. In this regard we note the statement that each of your directors intends to vote in favor of all matters being put before the shareholders.

8. We note your answer to the question, "Will any of the proceeds from the sale of the ATM Business be distributed to me as a stockholder?" Please address in this answer your plan to use $8.0 million of the proceeds to repay your indebtedness to Laurus.

Special Factors, page 16
9. Expand to discuss the terms of the Laurus debt facility and to clarify the extent to which the debt with Laurus is tied to the asset sale agreement. In this regard we note, for example, that section
6.19 of the Securities Purchase Agreement with Laurus Master Fund dated November 25, 2004 stipulates that within 10 days of the closing date of the financing agreement "the investment banking services of
Stifel, Nicolaus and Company, Inc. [shall be engaged] for the purpose of actively pursuing the consummation of the Asset Sales." To the extent that your selection of Stifel as investment banker for the transaction was influenced by Laurus, this should be disclosed. The background to the transaction should describe in material detail the role played by Laurus, if applicable, in effecting the transaction.

Financial Information
10. Please refer to Question 6 in Section H of amendment 3 to the publicly available telephone interpretations of the Division of Corporation Finance (July 2000) for guidance regarding the financial statements that must be provided with respect to asset sale transactions. Note that in addition to the audited financial information for the company, which you have provided, you must provide unaudited financial statements for the business being sold for the last two fiscal years and interim periods. In addition, you must provide pro forma financial information that complies with the requirements of Article 11 of Regulation S-X. Specifically, ensure that your disclosure conforms to the form and content as prescribed by Article 11-02(b) and note that the pro forma income statement must be provided for the year ended September 30, 2004 as well as for the nine months ended June 30, 2005. Please revise accordingly.

Miscellaneous, page 37
11. Please be advised that the Commission has moved its offices to 100 F Street NE, Washington, D.C. 20549.

Form 10-K for the years ended September 30, 2004 and 2003

Controls and Procedures
12. While you disclose that you have identified significant deficiencies, you have not provided a conclusion of management as to whether the disclosure controls and procedures are effective. Please amend the Form 10-K to state unambiguously whether your disclosure controls and procedures are or are not effective "as of the end of the period covered by the report." See Item 307 of Regulation S-K.
Note that to the extent that you determine that the significant deficiencies constitute a material weakness, a conclusion that the disclosure controls and procedures are nevertheless effective would require expanded disclosure clarifying how management reached that conclusion.
13. We note that you have included qualifying statements that the interim chief executive is providing his assessment "having had no prior affiliation with the combined companies or operations" prior to
March 2005 and that the interim chief financial office is doing so "without having ever been in a position of active management or knowledge over transactions during fiscal years 2004, 2003 and 2002."
These statements raise questions as to whether investors may rely on the conclusions of management as to the effectiveness of your disclosure controls and procedures. Please remove these qualifying statements from the disclosure or tell us how they are consistent with the requirements of Item 307.
14. Your reference to Rules 13a-14 and 15d-14 refer to the certification requirements and not to the controls and procedures defined in Rules 13a-15(e) and 15d-15(e), as specified in Item 307 of
Regulation S-K. Please revise the disclosure to refer to the correct rule.

15. We note that you have identified several significant deficiencies. Tell us what analysis you undertook to determine whether the deficiencies constitute a material weakness.

16. Please describe in greater detail the nature of the
significant
deficiencies you identified in your disclosure.  Disclose the steps
you have taken and procedures you have implemented to correct the deficiencies. In this regard we note your statement that you expect to have corrected these deficiencies by August 30, 2005. Indicate when each corrective action was completed and clarify whether management believes the significant deficiencies no longer exist. Disclose the costs, if material, associated with these changes.
17. You state in the Form 10-K that there have been "no
significant
changes" in your internal controls or in other factors "that could significantly affect these controls subsequent to the date of the
evaluation. . . ."    Please note that Item 308(c) of Regulation
S-K
requires disclosure of any change in the registrant`s internal control over financial reporting that occurred during the registrant`s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting. Please revise the disclosure to clarify whether there were any such material changes during the fourth quarter. Note that if the changes you describe in response to the preceding comment occurred after September 30, 2004, and there were no changes during the quarter ended September 30, 2004, the discussion of those changes should not affect your Item 308(c) disclosure.
Exhibits
18. We note that the 302 Certification for Mr. Peltier, filed as exhibit 31.2, is not properly dated and does not include a signature.
In your next amendment, please provide a certification that conforms to the requirements of Rule 13a-14(a) or 15d-14(a).

Forms10-Q for the periods ended December 31, 2004, March 31 and
June
30, 2005

Controls and Procedures
19. We note your statements that "considering the aforementioned deficiencies," which you do not describe, the chief executive and financial officers concluded that your disclosure controls and procedures were effective for each quarterly period. Given the carveout language referencing the deficiencies, it is unclear whether management has concluded that your disclosure controls and procedures are effective for each period. Please revise your disclosure to state in clear and unqualified language the conclusions reached by your certifying officers on the effectiveness of your disclosure controls and procedures. For example, you can state that your disclosure controls and procedures are effective including consideration of the deficiencies, once you have identified them, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent that they are not effective.
20. The changes in internal control over financial reporting should document the changes that occurred during each quarter. If the significant deficiencies you identified in the Form 10-K continued to exist in the quarter ended December 31, 2004 and changes were under taken during that period to correct those deficiencies, you should describe those changes in the first quarter 10-Q in response to Item
308(c). To the extent that the significant deficiencies continued to exist in the second and third quarters, which appears likely given your statement that you did not expect to correct the deficiencies until August 2005, and changes to internal control over financial reporting were made during those quarters, your disclosure in response to Item 308(c) should discuss the changes that occurred during those periods as well.

	Except for above-cited matters, we have not and do not intend to conduct any review of the information statement. In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions you may have to Maryse Mills-
Apenteng at (202) 551-3457 or, in her absence, to Anne Nguyen at
(202) 551-3611. If you still require further assistance, please contact the undersigned at (202) 551-3735.

								Sincerely,



								Barbara C. Jacobs
      							Assistant Director




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Mr. Mark K. Levenick
Tidel Technologies Inc.
November 8, 2005
Page 1